 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated April 2, 2020, announcing that, in the context of the COVID-19 pandemic, the Company has decided to organize its Special General Meeting on Thursday, April 9, 2020 at 11.00 a.m. (Belgian time) by way of proxy-voting only.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: April 2, 2020

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Thursday 2nd of April 2020 _____________________________________

EURONAV – ORGANIZATION OF SPECIAL GENERAL MEETING OF 9 APRIL 2020 IN THE CONTEXT OF COVID-19

ANTWERP, Belgium, 2nd of April 2020 – Reference is made to Euronav NV’s (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) Press Release titled “EURONAV - INVITATION TO THE SPECIAL GENERAL MEETING OF 9 APRIL 2020” and dated 5 March 2020 (8.00 a.m. CET) (the “Original Press Release”). Euronav, to comply with the measures taken by the governmental authorities in the context of the COVID-19 pandemic, and to ensure the health, safety and well-being of its shareholders, has decided to organize its Special General Meeting on Thursday 9 April 2020 at 11.00 a.m. (Belgian time) by way of proxy-voting only.

No physical access to the meeting room will be permitted on 9 April 2020.  Holders of European Shares (as defined in the convening notice) are however urged to vote, and can do so by proxy granted to Mr. Roeland Neyrinck, Secretary General, and Ms. Stéphanie Penen, Legal Counsel, each acting individually. Any proxy must include the instructions of the shareholder with respect to each proposed resolution.  A proxy form is available at the Company’s website. A scanned or photographed copy of the completed and signed proxy must be sent by email to ebe.issuer@euroclear.com or by fax to +32 2 337 54 46 and must be received by the addressee no later than on 5 April 2020 (midnight CET). Votes and abstentions included in proxies already received by the Company, which appoint a different person as attorney-in-fact, will be taken into account despite the absence of such attorney-in-fact from the Special General Meeting.

Questions may only be submitted in writing. They must be sent by email to shareholdersmeeting2020@euronav.com no later than on 5 April 2020 (midnight CET). The Company shall answer such questions in writing at the latest on the day of the Special General Meeting by publishing these on the Company's website.

All other elements related to the Special General Meeting as set forth in the Original Press Release will remain unaltered.

This decision to organize the Special General Meeting by way of proxy-voting only is taken in view of the impossibility to organize a physical shareholder meeting on 9 April 2020. The specific measures outlined above are in line with a draft Belgian Royal Decree which the Company expects to be adopted, with retro-active effect, in the coming days.  In case the final version of the Royal Decree would require changes to the measures outlined above, the Company will take appropriate action and inform the shareholders.

PRESS RELEASE Thursday 2nd of April 2020 _____________________________________

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Contact:
Brian Gallagher – Head of IR, Research and Communications & Member of the Management Board
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Annual report 2019 available on website: Thursday 16 April 2020
About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 42 VLCCs (with four resales due for delivery 2020/21), 26 Suezmaxes (two of which are in a joint venture) and 2 FSO vessels (both owned in 50%-50% joint venture).

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.